UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number 001-14928

Abbey National plc
(Exact name of registrant as specified in its charter)
Abbey National House 2 Triton Square, Regent’s Place London, NW1 3AN, England 011-8706-076000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of nominal value £0.1 each, and

American Depositary Shares, each representing 2 Ordinary Shares of nominal value £0.1 each

(Title of each class of securities covered by this Form)

Securities for which a duty to file reports under section 13(a) or 15(d) of the Act remains: (i) Non-cumulative Dollar-denominated Preference Shares, Series B; (ii) American Depositary Shares, each representing one Non-cumulative Dollar-denominated Preference Share, Series B; (iii) 7.25% Perpetual Subordinated Capital Securities; (iv) Subordinated Guarantee by Abbey National plc of the 8.963% Non-Cumulative Trust Preferred Securities issued by Abbey National Capital Trust I and Abbey National Capital Trust II; (v) Subordinated Guarantee by Abbey National plc of the 8.963% Non-Cumulative Perpetual Preferred Limited Partnership Interests issued by Abbey National Capital LP I and Abbey National Capital LP II; (vi) 7.375% Tier One Perpetual Subordinated Debt Securities; (vii) 7.35% Perpetual Subordinated Reset Capital Securities; and (viii) 7.95% Term Subordinated Securities.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i) ☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii)	☐
	Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Abbey National plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 10/1/2005	By:	/s/ Karen Fortunato
Karen M. Fortunato
Company Secretary and Head of Legal

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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